(NOTIFY)             72731,347
(CONTACT)-NAME)      David A. Kain
(CONTACT-PHONE)      (312) 861-6050
      PAGE 1

                        SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                                    FORM ll-K

(Mark One)

[X]               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                  For the fiscal year ended ...March 31, 1994

                                      OR

[ ]            TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


         For the transition period from...........to...........
         Commission file number.................................


                  FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
                           (Full title of the Plan)


                              FMC CORPORATION


                200 East Randolph Drive, Chicago, Illinois 60601
               Registrant's telephone number, including area code:


                              (312) 861-6000
                (Name, Address and Telephone Number of Issuer)

      PAGE 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company, as Plan Administrator, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FMC EMPLOYEES' THRIFT AND
STOCK PURCHASE PLAN

By W. J. Kirbv
W. J. Kirby
Vice President-Administration
FMC Corporation
(Plan Administrator)

Dated: September 26, 1994

      PAGE 3

INDEPENDENT AUDITORS' REPORT

The Board of Directors
FMC Corporation:

We have audited the accompanying statements of financial position of FMC Employees' Thrift and Stock Purchase Plan (the Plan) as of March 31, 1994 and 1993 and the related statements of earnings and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMC Employees' Thrift and Stock Purchase Plan as of March 31, 1994 and 1993, and the results of its operations and the changes in its plan equity for the years then ended in conformity with generally accepted accounting principles.

Our 1994 audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Peat Marwick
Chicago, Illinois
September 9, 1994
      PAGE 4

                                                                                    Item
                                                   9 (a) (2)

                                                   Annual Report on Form 11-K

                  FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
                        STATEMENTS OF FINANCIAL POSITION
                                 (In thousands)


                                                  March 31, 1994
March 31, 1993
                                                       Fixed                                Fixed
                                    Combined   Stock   Income   Equity   ESOP   Combined   Stock   Income    Equity  ESOP
                                     Balance    Fund    Fund     Fund    Fund    Balance    Fund    Fund      Fund    Fund
Assets

Investments (Notes 2 and 3):
 FMC Corporation common stock      $397,588  360,375        -       -  37,213    404,222  362,442        -       -  41,780
 Fixed rate insurance contracts     241,385        -  241,385       -       -    223,042        -  223,042       -       -
 Mutual funds                        40,054        -        -  40,054       -     32,002        -        -  32,002       -
 Total investments                  679,027  360,375  241,385  40,054  37,213    659,266  362,442  223,042  32,002  41,780

Receivables - Participant loans      27,641    7,056   20,190     395       -     23,877    7,233   16,432     212       -
Cash                                  9,885    3,637    5,113     695     440     20,045    1,083   18,748     198      16
Total assets                        716,553  371,068  266,688  41,144  37,653    703,188  370,758  258,222  32,412  41,796

Liabilities and Plan Equity

Liabilities:
 Payables - (Receivables)               (26)      36     (150)    186     (98)      1,324    1,065      257     101    (99)
 Deferred Income (note 5)                          -                -       -       279         -      279       -       -

Total Liabilities                       (26)      36     (150)    186     (98)      1,603    1,065      536     101    (99)

Plan equity                         716,579  371,032  266,838  40,958  37,751    701,585  369,693  257,686  32,311  41,895
Total liabilities
 and plan equity                   $716,553  371,068  266,688  41,144  37,653    703,188  370,758  258,222  32,412  41,796

<F1>See accompanying notes to financial statements

      PAGE 5

                                                  Item 9 (a) (3)
                                                  Annual Report on Form 11-K
                  FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
                STATEMENTS OF EARNINGS AND CHANGES IN PLAN EQUITY
                                 (In thousands)
                                                Year Ended                                            Year Ended
                                               March 31, 1994                                        March 31, 1993
                                                  Fixed                                      Guaranteed
                               Combined  Stock   Income   Equity   ESOP    Combined    Stock   Income    Equity  ESOP
                               Balance    Fund    Fund     Fund    Fund    Balance     Fund     Fund      Fund   Fund
Investment income
   Dividends                  $  4,638         -        -   4,638       -      1,738        -        -    1,738       -
   Interest                     20,873     1,178   19,608      85       2     21,707    1,086   20,536       83       2
                                25,511     1,178   19,608   4,723       2     23,445    1,086   20,536    1,821       2
Realized and unrealized
   gains, (Note 3)             (11,797)   (8,372)       -  (2,430)   (995)    20,161   14,811        -    3,551   1,799


Contributions and deposits:
   Participating employees      40,894    27,040    8,594   5,260       -     38,157   23,997   11,397    2,763       -
   FMC Corporation              18,032    18,032        -       -       -     14,039   14,039        -        -       -

Total additions                 72,639    37,877   28,202   7,553    (993)    95,802   53,933   31,933    8,135   1,801

Deductions:
   Employee withdrawals
        from the plan          (57,583)  (27,638) (24,453) (2,341) (3,151)   (61,359) (31,720) (24,361)  (1,734) (3,544)
Fund transfers                       -    (8,901)   5,466   3,435       -          -   (6,459)   2,827    3,632       -
Expenses                           (63)               (63)      -       -        (48)      (6)     (42)       -       -
 Total deductions              (57,646)  (36,538) (19,050)  1,094  (3,151)   (61,407) (38,185) (21,576)   1,898  (3,544)


Net increase (decrease)         14,993     1,339    9,152   8,647  (4,144)    34,395   15,748   10,357   10,033  (1,743)
Plan equity, beginning of year 701,585   369,693  257,686  32,311  41,895    667,190  353,945  247,329   22,278   43,638
Plan equity, end of year      $716,579   371,032  266,838  40,958  37,751    701,585  369,693  257,686   32,311   41,895

<FN1>See accompanying notes to financial statements

      PAGE 6

FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
MARCH 31. 1994 AND 1993

Note 1: Description of Plan The following description of the FMC Employees' Thrift and Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A. General. The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code which covers all full-time employees of FMC Corporation (the "Company") (other than employees who generally reside or work outside of the United States and employees covered by a collective bargaining agreement which does not provide for participation in the Plan). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B. Contributions. Participants may currently elect to have their compensation reduced by up to $9,240, subject to adjustments to reflect changes in the cost of living, but not more than 15%. The aggregate amount of such reductions is contributed by the Company to the Plan trust on a pre-tax basis. Participants may also elect to have an amount in excess of $9,240, but not more than 15% of their total compensation in the aggregate, contributed on an after-tax basis. The Company makes matching contributions of from 15% to 100% of the portion of those contributions not in excess of 5% of each participant's compensation (Basic Contribution), regardless of the $9,240 limit on pre-tax contributions.

C. Investment of Funds. The Company and the Harris Trust and Savings Bank have entered into a Trust Agreement under which the latter acts as Trustee under the Plan. The Trustee has established a Stock Fund, an ESOP Fund, a Fixed Income Fund and an Equity Fund. The Stock Fund and the ESOP fund consist of shares of the common stock of the Company. The Fixed Income Fund consists of investments in contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. Effective April 1, 1991, the Fixed Income Fund is authorized to include (1) securities issued or guaranteed by the U.S. government, or any of its agencies or instrumentalities, and (2) pending investment in guaranteed income contracts or government securities, short-term, interest-bearing debt obligations. For the Plan year ending March 31, 1994, the guaranteed effective annual yield was approximately 8.3%. The Equity Fund consists of shares of mutual funds registered under the Investment Company Act of 1940.
      PAGE 7

FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
MARCH 31. 1994 AND 1993

All Company contributions to the Plan are invested by the Trustee in the Stock Fund and credited to the respective accounts of the employees participating in the Plan. All employees contributing to the Plan are entitled to elect to have the Trustee invest their contributions: (i) entirely in the Stock Fund, (ii) entirely in the Fixed Income Fund, (iii) entirely in the Equity Fund, or (iv) in two or more of those funds in multiples of 25%. A participant's investment election may be changed prospectively for any Plan year. In addition, a participant who has attained age 55 may elect to have all or part (in multiples of 25%) of the accumulated balance of the participant's Stock, Fixed Income, and Equity Funds attributable to the participant's contributions transferred among those funds.

D. Vesting. Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company's contributions and related earnings is based on years of service. A participant is 100% vested after five years of service.

E. Payment of Benefits. On termination of service or attainment of age 59-1/2, any participant may elect to immediately receive a lump sum distribution equal to the value of his or her account. Participants age 55 or older or whose accounts are valued at not less than $3,500 may upon termination elect to defer their lump sum distribution or receive annual installments over a ten-year period. If a participant is not fully vested in the Company's contributions to his or her account on the date of termination of the participant's employment, the unvested portion is forfeited. Such forfeitures reduce future Company contributions to the Plan.

F. ESOP Provisions. Generally, any person who was employed by the Company at any time during a calendar year for which the Company made an ESOP contribution and who had completed one year of service is a participant. Pursuant to the repeal of the ESOP tax credit for compensation paid or accrued after December 31, 1986, by the Tax Reform Act of 1986, the Company discontinued contributions to the ESOP Fund (including contributions to the TRASOP which expired December 31, 1982). Effective November 1, 1988, the ESOP was spun off into a separate plan known as the "FMC Employees' Stock Plan", however, it is included in the ESOP fund in the accompanying financial statements.

G. Expenses. The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided in the Plan.

H. Withdrawals and Loans. The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000; the maximum is the lesser of $50,000, as adjusted, or 50% of the participant's vested account balance. Loans must be repaid over 60 months with interest at the announced Fixed Income Fund rate or some other reasonable rate as determined by the Company. Participant loans outstanding as of March 31, 1994 and 1993 were approximately $28 million and $24 million, respectively.

I. Plan Termination. Although it has not expressed any intent in doing so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

Note 2: Summary of Significant Accounting Policies The following are the significant accounting policies followed by the Plan:

A. Basis of Accounting. The Plan's financial statements are prepared on the accrual basis of accounting.

B. Investments. Security transactions are recorded in the financial statements on a settlement date basis.

C. Valuation of Investments. Quoted or estimated market prices are used to value investments except for certain contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value.

D. Participants' Equity. For financial statement purposes, the cost per share of FMC Corporation common stock is stated at the price paid by the Trustee on a national securities exchange. In computing individual participants' equity for tax purposes, the cost per share of FMC Corporation common stock is determined by (i) the price paid by the Trustee on a national securities exchange or (ii) the price paid per share of FMC Corporation common stock reacquired from a withdrawing participant electing a cash withdrawal.

Note 3: Investments The cost and market value of the Plan's investments are summarized below, with individual investments greater than 5% of Plan assets separately identified:

                            March 31, 1994                   March 31, 1993
                     Number                          Number
                       of                             of
                     Shares      Market    Cost      Shares     Market    Cost
                                (In Thousands)                 (In Thousands)

INVESTMENTS AT:

Quoted Market Value
FMC Common Stock,    8,370,283 $397,588  $78,031    8,313,058  $404,222  $69,099
  FNMA 92.179                    37,416   38,454                 38,183   38,454
  Other                          10,805   10,937                 11,433   10,937
                                445,809  127,422                453,838  118,490

Contract value
  Seafirst Bank GIC 89002                                        41,749   41,749
  John Hancock GIC 5952          50,868   50,868                 46,667   46,667
  Other                         142,296  142,296                 84,732   84,732
                                193,164  193,164                173,148  173,148

Estimated Market Value
  Mutual Funds                   40,054   36,782                 32,002   26,300
  Other                                                             278    1,171
                                 40,054   36,782                 32,280   27,471

                               $679,027 $357,368               $659,266 $319,109

During the years ended March 31, 1994 and 1993, the Plan's investments (including investments bought, sold and held during the years) appreciated (depreciated)in value as follows (in thousands):

                                Year Ended        Year Ended
                               March 31, 1994    March 31, 1993

FMC Corp. common stock           $(9,367)           $16,610
Mutual Funds                      (2,430)             3,551
                                $(11,797)           $20,161

Note 4: Income Taxes The Plan has received a favorable determination letter from the Internal Revenue Service indicating that it is qualified under Section 401(a) of the Internal Revenue Code and therefore the related trust is exempt from tax under
Section 501(a) of the Code. The Plan has been restated to comply with the Tax Reform Act of 1986 and subsequent legislation. Although the Plan has not yet received a new determination letter on the restated document, the plan administrator is confident that the Plan meets the requirements of Section 401(a).

The Company receives a federal income tax deduction for its contributions to the Plan. Participating employees are not subject currently to federal income tax on their elective contributions, Company contributions, appreciation in the Company's common stock, income and other items allocated to their individual accounts. Individual participants are taxed on such items at the time of distribution from the Plan.

Note 5: Deferred Income In October, 1992, the Plan terminated its fixed income fund contracts with Maccabees Insurance Company. As a result, the Plan received a market value adjustment for the contract of $407,562 which represents earnings that would have accrued to the Plan, if the contract had been allowed to continue to its maturity date of March 31, 1994. This amount was booked as deferred income to be allocated to participants on a monthly basis through March, 1994. The ending balance at March 31, 1993 represents the balance remaining to be allocated.

ITEM 30(a)

FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN

                       SCHEDULE OF INVESTMENTS
                            MARCH 31, 1994
                           ($ in thousands)
                                                    MARKET
 FUND             SECURITY                  COST    VALUE

Stock Fund    FMC Common Stock          $ 70,641  $360,375

Fixed Income
Fund
              Prudential Ins. GA 5632      5,189     5,189
              Commonwealth                25,000    25,000
              Metropolitan 13156          28,807    28,807
              FNMA 92-179                 38,454    37,416
              Citibank Stable Asset       26,137    26,137
              FNMA 92-214                 10,937    10,805
              Prudential Ins. GA 5632-214  8,192     8,192
              John Hancock GIC 5952       50,868    50,868
              Allstate GIC 5168           12,717    12,717
              Commonwealth (IDS)          12,393    12,393
              Commonwealth Trust           4,233     1,619
              Prudential Ins. 5632-213    22,242    22,242
                  Total Fixed Income     245,169   241,385

Equity Fund   Clipper                     12,604    13,138
              Mutual Qualified            12,244    13,888
              Sequoia                     11,934    13,028
                  Total Equity            36,782    40,054

ESOP Fund     FMC Common Stock             7,390    37,213

See accompanying Independent Auditors' Report

ITEM 30 (d)

FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
MARCH 31. 1994
($ in thousands)

NUMBER OF
PURCHASES SALES

Fixed Income Fund          PURCHASES   SALES     COST       VALUE   GAIN(LOSS)

Prudential Insurance 5632              1           680        680       -
Allstate Insurance 4605                1        13,143     13,143       -
Seafirst Bank 89002                    1        45,807     45,807       -

See accompanying Independent Auditors' Report

      PAGE 1

EXHIBIT INDEX
                                                          PAGE NUMBER IN
NUMBER IN                                               DOCUMENT NUMBERING
EXHIBIT TABLE    DESCRIPTION                                  SYSTEMS
                 FMC Employees' Thrift
                 and Stock Purchase Plan,
                 as revised and restated as
                 of April 1, 1985 (incorporated
                 by reference from Exhibit
                 10.4 to the form SE filed
   10.1          on March 26. 1986).                           N/A

                 Amendments to the FMC
                 Employees' Thrift and Stock
                 Purchase Plan effective
                 April 1, 1996 (incorporated
                 by reference from Exhibit 4.3
                 to the form SE filed on August
   10.2          6, 1986).                                     N/A

                 Amendments to the FMC Employees'              N/A
                 Thrift and Stock Purchase Plan
                 effective April 1, 1988 (incorporated
                 by reference from Exhibit 4.1 to the
   10.3          form SE filed on February 26, 1988).

   24            Consent of Independent Auditors               2


      PAGE 2

Exhibit 24

The Board of Directors FMC Corporation:

We consent to incorporation by reference in the registration statement (No. 33-48984) on Form S-8 of FMC Corporation of our report dated September 9, 1994, relating to the statements of financial position of FMC Employees' Thrift and Stock Purchase Plan as of March 31, 1994 and 1993, and the related statements of earnings and changes in plan equity for the years then ended, which report appears in the March 31, 1994 annual report on Form ll-K of FMC Employees' Thrift and Stock Purchase Plan.


KPMG Peat Marwick
Chicago, Illinois
September 9, 1994